UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023

Commission File Number 001-39809

MEDIROM HEALTHCARE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

2-3-1 Daiba, Minato-ku
Tokyo 135-0091, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Issuance of Press Release; Unaudited, Preliminary Financial Results

On January 18, 2023, MEDIROM Healthcare Technologies Inc. (the “Company”) issued a press release announcing its unaudited, preliminary financial results for the year ended December 31, 2022, prepared in accordance with Japanese GAAP (“JGAAP”).

A copy of this press release is being furnished as Exhibit 99.1 to this Report on Form 6-K (this “Form 6-K’). These preliminary financial results and management’s estimates included in such press release are unreviewed, unaudited, and preliminary, are prepared solely in accordance with JGAAP, have not been reviewed or audited under U.S. GAAP, and are based solely on information available to the management of the Company and management’s assumptions and expectations as of the date of this press release, which remain subject to change. Actual results for the year ended December 31, 2022 remain subject to the completion of management’s reviews and reconciliations and/or adjustments under U.S. GAAP, the Company’s other financial closing procedures, and the audit by the independent auditor in accordance with U.S. GAAP, and may differ from these estimated preliminary results due to the completion of the Company’s financial closing procedures, the audit under U.S. GAAP, and other developments that may arise during the audit process. Accordingly, undue reliance shall not be placed upon this preliminary information. See “Important Notice Regarding these Preliminary Financial Results and Management’s Estimates” contained in Exhibit 99.1 attached hereto.

Issuance of Press Release; KPIs for December 2022

On January 18, 2023, the Company issued a press release announcing its major Key Performance Indicators, or KPIs, updated for the month of December 2022. A copy of this press release is being furnished as Exhibit 99.2 to this Form 6-K.

Copies of the press releases being furnished as Exhibits 99.1 and 99.2 to this Form 6-K shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of the Company, dated January 18, 2023, announcing the unaudited, preliminary financial results of the Company for the year ended December 31, 2022, prepared in accordance with Japanese GAAP
99.2	Press release of the Company, dated January 18, 2023, announcing the Company’s KPIs for December 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIROM HEALTHCARE TECHNOLOGIES INC.
Date: January 18, 2023
	By:	/s/ Fumitoshi Fujiwara
Name: Fumitoshi Fujiwara
Title: Chief Financial Officer